PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, November 21, 2005

MILL INCIDENT AND REDUCED THROUGHPUT

AT ROSEBEL MINE

At 6:00 a.m. (Eastern time) this morning, a leakage developed in the foundation of the thickener at the Rosebel mill. The leakage was contained within safety berms and ponds and the thickener was pumped empty towards the tailings pond, and mill operations were temporarily suspended. The leakage was entirely contained within the millsite and had no impact on the environment.

It will take some time to assess the exact damage to the thickener and organize repairs.

In the meantime, modifications will be made to the mill circuit to go directly from the grinding to the leaching circuits and operations will resume at reduced tonnage with sub-optimal recoveries.

A conference call will be held at 10:45 am Eastern time today **Monday, November 21, 2005**, to share preliminary information on the situation.

Financial analysts are invited to participate in the call by dialling 1-800-440-1782 in North America. Outside of North America, please dial (416) 641-6451. Media and all other interested individuals are invited to listen to the live webcast on the Company's website at www.cambior.com or CCNMatthews' at www.ccnmatthews.com/cambior.

The conference call will be available for replay for a period of 48 hours by calling (416) 626-4100, reservation #21269568. The webcast will also be archived on the Company's website.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants "CBJ.WT.C" and "CBJ.WT.D" trade on the TSX.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, statements concerning duration of the suspension of mill activities, the nature and extent of damage to the thickener, timing of the start of repairs, the effectiveness of the modified mill circuit and the impact on tonnage and recoveries. Forward-looking statements involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, among other things, but without limitation, those set forth in Cambior's 2004 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United Stated Securities and Exchange Commission (under Form 40-F), as well as the Toronto Stock Exchange and the American Stock Exchange.

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For additional information, please contact:

CAMBIOR INC.
Martin Amyot
Manager – Investor Relations
Tel.:　(450) 677-2699
　　　　1-866-554-0554
Fax:　　(450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com

PR-2005-19